:	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
OMB Number 3235-0058 Expires September 30, 2015 Estimated average burden hours per response 2.50

SEC FILE NUMBER 001-16179

CUSIP NUMBER

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR
☐ Form N-CSR

For Period Ended: June 30, 2015

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

EPL Oil & Gas, Inc. Full Name of Registrant

N/A Former Name if Applicable

1021 Main Street, Suite 2626 Address of Principal Executive Office (Street and Number)

Houston, Texas 77002 City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On September 2, 2015, in connection with preparing its annual report on Form 10-K for the year ended June 30, 2015 (the “2015 Form 10-K”), management of EPL Oil & Gas, Inc. (the “Company”) and its Board of Directors (the “Board”) determined that the formal documentation it had prepared to support its initial designations of certain derivative financial instruments as cash flow hedges in connection with the Company’s crude oil and natural gas hedging program did not meet the technical requirements to qualify for cash flow hedge accounting treatment in accordance with ASC Topic 815, Derivatives and Hedging. The primary reason for this determination was that the formal hedge documentation lacked specificity of the hedged items and, therefore, the designations failed to meet hedge documentation requirements for cash flow hedge accounting treatment. Consequently, unrealized gains or losses resulting from those derivative financial instruments should have been recorded in the Company’s consolidated statements of operations as a component of earnings. Under the cash flow accounting treatment previously applied by the Company subsequent to its merger with Energy XXI Ltd, unrealized gains or losses resulting from changes in the fair value of its derivative financial instruments were recorded, net of the related tax impact, in accumulated other comprehensive income or loss, until the production month when the associated hedge contracts were settled at which time gains or losses associated with the settled contracts were reclassified to revenues.

The Board has concluded that the Company’s previously issued consolidated financial statements for the period from June 4, 2014 through June 30, 2014, and for the quarters ended September 30, 2014, December 31, 2014, and March 31, 2015 should no longer be relied upon, and determined that those financial statements will be restated. This restatement primarily reflects the recognition of gains and losses on derivative financial instruments previously included in accumulated other comprehensive income (loss) to gain (loss) on derivative financial instruments included in earnings and the reclassification of amounts associated with settled contracts previously included in oil and gas sales revenues to gain (loss) on derivative financial instruments as a result of not qualifying for cash flow hedge accounting treatment as described above.

The restatement also reflects resulting adjustments to net oil and natural gas properties, impairment of oil and natural gas properties and depreciation, depletion and amortization due to the previous inclusion of the value of the cash flow hedges in our full cost ceiling test, which is only permitted if the derivative instruments qualify for cash flow hedge accounting; and adjustments to deferred income taxes and income tax expense (benefit). While these non-cash adjustments impact revenues and net income (loss) for each period, as well as total stockholders’ equity, these adjustments do not impact the economics of the hedge transactions or net cash flows from operating, investing or financing activities, nor do they affect the Company’s liquidity or Adjusted earnings before interest, taxes, depreciation and amortization (EBITDA) for each such period.

The Company’s 2015 Form 10-K will include (1) a restated balance sheet as of June 30, 2014, (2) restated audited consolidated statements of operations, cash flows, and stockholders’ equity (deficit) for the period from June 4, 2014 to June 30, 2014, (3) restated quarterly financial statements for the quarters ended September 30, 2014, December 31, 2014 and March 31, 2015, and (4) restated selected financial data for the period ended June 30, 2014. The Company was unable to complete the 2015 Form 10-K in a timely manner due to the additional time and effort involved in restating these consolidated financial statements. The Company is working diligently to address the issue and anticipates that the 2015 Form 10-K will be filed on or before the fifteenth calendar day following its prescribed due date, although there can be no assurance in this regard.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Rick D. Fox (Name)	713 (Area Code)	351-3080 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The primary financial statement items impacted by this restatement for the period from June 4, 2014 through June 30, 2014 and as of June 30, 2014 and for and as of the quarters ended September 30, 2014, December 31, 2014 and March 31, 2015 are as follows:

EPL Oil & Gas, Inc.
Restatement of Historical Statement of Operations Data
(In thousands)
(Unaudited)

	For the Period	For the Quarter Ended
	from June 4,
	2014 through	September 30,	December 31,	March 31,
	June 30, 2014	2014	2014	2015
Revenue – Oil and natural gas:
As previously reported	$59,811	$173,720	$156,070	$87,253
Adjustments to revenue – oil and natural gas	1,460	(1,839)	(23,237)	(1,830)
As restated	61,271	171,881	132,833	85,423

(Loss) gain on derivative financial instruments:
As previously reported	—	(30)	(26)	(579)
Adjustments to (loss) gain on derivative financial instruments	(11,079)	21,886	22,288	(1,634)
As restated	(11,079)	21,856	22,262	(2,213)

Total Revenue:
As previously reported	60,143	174,109	156,613	87,253
Adjustments to total revenue	(9,619)	20,018	(975)	(4,043)
As restated	50,524	194,127	155,638	83,210

Net Income (Loss):
As previously reported	6,637	(319,371)	(449,478)	(310,517)
Adjustments to net income (loss)	(6,264)	13,015	(5,134)	14,884
As restated	373	(306,356)	(454,612)	(295,633)

EPL Oil & Gas, Inc.
Restatement of Historical Balance Sheet Data
(In thousands)
(Unaudited)

	As Of
	June 30, 2014	September 30, 2014	December 31, 2014	March 31, 2015
Oil and natural gas properties:
As previously reported	$3,205,187	$3,262,727	$2,554,922	$2,053,534
Adjustments to oil and natural gas properties	—	—	(7,443)	19,388
As restated	3,205,187	3,262,727	2,547,479	2,072,922

Total Assets:
As previously reported	3,669,830	3,377,657	2,658,175	2,140,514
Adjustments to total assets	—	—	(7,443)	19,388
As restated	3,669,830	3,377,657	2,650,732	2,159,902

Accumulated earnings (deficit):
As previously reported	6,637	(312,734)	(762,212)	(1,072,729)
Adjustments to accumulated earnings (deficit)	(6,264)	6,751	1,617	16,501
As restated	373	(305,983)	(760,595)	(1,056,228)

Accumulated other comprehensive (loss) income:
As previously reported	(6,252)	6,779	5,972	3,790
Adjustments to accumulated other comprehensive (loss) income	6,252	(6,779)	(5,972)	(3,790)
As restated	—	—	—	—

Total Stockholders’ Equity:
As previously reported	1,599,726	1,293,386	843,101	530,402
Adjustments to total stockholders’ equity	(12)	(28)	(4,355)	12,711
As restated	1,599,714	1,293,358	838,746	543,113

Cautionary Note to Investors Regarding Forward-Looking Statements

This Notification of Late Filing on Form 12b-25 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements include, among other things, the statement that the Company expects to file its 2015 Form 10-K on or before the fifteenth calendar day following its prescribed due date and the Company’s estimates of the impact the loss of hedge accounting treatment on certain of its derivatives will have on the financial statements described above. There can be no assurance that the Company will be able to file its 2015 Form 10-K within that time period or that such estimates will not change. Forward-looking statements are subject to a number of uncertainties and risks, and actual results may differ materially from those projected. Factors that could affect the Company's actual results include unanticipated delays in the conclusion of the Company’s 2015 integrated audit and the effects of other various risk factors and uncertainties disclosed in the Company’s filings with the Securities and Exchange Commission, especially on Forms 10- K, 10-Q and 8-K. Such forward-looking statements are made only as of the date of this Notification of Late Filing on Form 12b-25, and the Company does not undertake any obligation to update any forward-looking statement to reflect subsequent events or circumstances except to the extent required by applicable law.

EPL Oil & Gas, Inc. (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	September 28, 2015	By:	/s/ Rick D. Fox
Rick D. Fox
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).